                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                             ITT Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   450911102
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

  CUSIP NO.450911102
           ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Barrow, Hanley, Mewhinney & Strauss, Inc.
              752403190
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      A Nevada corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            635,300 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          10,147,800 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             10,783,100 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          ------
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      10,783,100 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IA

------------------------------------------------------------------------------



                               Page 2 of 4 Pages



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         SCHEDULE 13G
         ------------

Item 1

     (a)  Name of Issuer
                 ITT Industries, Inc.

     (b)  Address of Issuer's Principal Executive Offices
                 4 West Red Oak Lane
                 White Plains, NY 10604

Item 2

     (a)  Name of Person Filing
                  Barrow, Hanley, Mewhinney & Strauss, Inc.

     (b)  Address of Principal Business Office or, if none, Residence
                  One McKinney Plaza
                  3232 McKinney Avenue, 15th Floor
                  Dallas, TX 75204-2429

     (c)  Citizenship
                  A Nevada corporation

     (d)  Title of Class of Securities
                  Common Stock

     (e)  CUSIP Number
                  450911102

Item 3.   If this statement is filed pursuant to Rules 13d-(b), or 13d-2
                  The reporting person is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.   Ownership.

     4(a) Amount beneficially owned:
                10,783,100 shares

     4(b) Percent of class:
                12.3%

     4(c) Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote
                635,300 shares



                               Page 3 of 4 Pages

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         (ii)  Shared power to vote or to direct the vote:
                  10,147,800 shares

         (iii) Sole power to dispose or to direct the disposition of:
                  10,783,100 shares

         (iv)  Shared power to dispose or to direct the disposition of:
                  ---


Item 5.  Ownership of Five Percent or Less of a Class:
                  Not Applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
                  The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
                  Not Applicable.


Item 8.  Identification and Classification of Members of the Group.
                  Not Applicable.


Item 9.  Notice of Dissolution of a Group
                  Not Applicable.


Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      BARROW, HANLEY, MEWHINNEY &
                                      STRAUSS, INC.


                                      By:  /s/ Bryant M. Hanley, Jr.
                                           ------------------------
                                           Name:  Bryant M. Hanley, Jr.
                                           Title: President



February 8, 2000
         --

                               Page 4 of 4 Pages